

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2014

<u>Via E-mail</u>
Mr. Edward J. Brown
Executive Vice-President,
Finance and Chief Financial Officer
Bellatrix Exploration Ltd.
800 5th Avenue S.W., Suite 1920
Calgary, Alberta
Canada T2P 3T6

Re: Bellatrix Exploration Ltd.
Form 40-F for the Fiscal Year ended December 31, 2013
Filed March 24, 2014
File No. 001-35644

Dear Mr. Brown:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief